File No. 70-9627
                         (Potomac Edison Asset Transfer)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 5

                                    FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        ---------------------------------

     Allegheny Energy, Inc.                     Allegheny Energy Supply Company
     10435 Downsville Pike                      R.R. 12, P.O. Box 1000
     Hagerstown, Maryland 21740                 Roseytown, Penna. 15601

     The Potomac Edison Company                 Allegheny Energy Service Company
     (d/b/a Allegheny Power)                    10435 Downsville Pike
     10435 Downsville Pike                      Hagerstown, Maryland 21740
     Hagerstown, Maryland 21740

                       ----------------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                           Hagerstown, Maryland 21740

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

                            Thomas K. Henderson, Esq.
                       Vice President and General Counsel
                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

Robert Winter, Esq.          Patricia J. Clark, Esq.         Terence Burke, Esq.
Deputy General Counsel     Deputy General Counsel         Deputy General Counsel
Allegheny Power        Allegheny Energy Supply Company  Allegheny Ventures, Inc.
800 Cabin Hill Drive        R.R. 12, P.O. Box 1000         10435 Downsville Pike
Greensburg, PA  15601        Roseytown, PA 15601            Hagerstown, MD 21740

                              Anthony Wilson, Esq.
                                 Senior Attorney
                        Allegheny Energy Service Company
                              10435 Downsville Pike
                              Hagerstown, MD 21740

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1  Certificate of Organization of Subsidiaries (filed July 27,
               2000).

          B-1 Fort Martin Unit No. 2 Construction and Operating Agreement, dated December 30, 1965, between Monongahela, Potomac Edison, and Potomac Edison (incorporated by reference to File No. 70-9483).

          B-2 Pleasants Power Station Construction and Operating Agreement, dated as of September 15, 1977, between Monongahela, Potomac Edison and West Penn (incorporated by reference to File No. 70-9483 )

          B-3 Hatfield's Ferry Power Station Construction and Operating Agreement, dated April 20, 1968, between Monongahela, Potomac Edison and West Penn (incorporated by reference to File No. 70-9483).

          B-4 Harrison Power Station Construction and Operating Agreement, Dated as of March 31, 1971, between Monongahela, Potomac Edison and West Penn (incorporated by reference File No. 70-9483)

          B-5 Form of Assignment of each Joint-Owner Operating Agreement (filed July 27, 2000).

          B-6 Form of Proposed Operating Agreement between Potomac Edison and GENCO (filed July 27, 2000).

          B-8 Inter-Company Power Agreement between Ohio Valley Electric Corporation, Potomac Edison and the other parties thereto, dated July 10, 1953, as modified (incorporated by reference File No. 70-9483)

          B-9 Equity Agreement between Monongahela, Potomac Edison and West Penn, dated June 17, 1981, as amended (incorporated by reference File No. 70-9483)

          B-10 APS Power Agreement between, Monongahela, Potomac Edison, West
               Penn, and, AGC, dated August 24, 1981 ( incorporated by reference File No. 70-9483)

          B-11 Form of Service Agreement to be entered into between AESC and PE
               Transferring Agent LLC. (filed July 27, 2000).

          D-1  Application of Potomac Edison to Maryland PSC

          D-2  Order of Maryland PSC Approving Plan (filed July 27, 2000).

          D-2A Settlement Order of Maryland PSC (filed July 28, 2000).


          D-2B Virginia MOU (Replacement) (filed July 27, 2000).

          D-2B(1) Order of West Virginia PSC (filed July 27, 2000).

          D-3  Application of Potomac Edison to Virginia Corp. Commission

          D-4 Order of Virginia Corporation Commission Approving Plan (filed July 27, 2000).

          D-5 Approval of FERC regarding Transfer of Hydro Generating Facilities (filed July 27, 2000).

          D-6 Approval by FERC regarding Transfer of Shares of AGC from Potomac Edison to PE Transferring Agent LLC

          D-7 Approval by FERC of transfer of Potomac Edison's rights under the OVEC Agreement to PE GENCO.

          F    Opinion of Counsel (filed July 27, 2000).

          FS-1 Allegheny Energy, Inc.'s Financial Statements (filed July 27,
               2000)

          FS-2 Potomac Edison's Financial Statements (filed July 27, 2000)

          FS-1(a) Allegheny Energy, Inc., consolidated capital ratios actual and pro forma (filed confidentially via Form SE)

          FS-2(a) Potomac Edison capital ratios per books and pro forma (filed confidentially via Form SE)

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                     ALLEGHENY ENERGY, INC.



                                     Terence A. Burke



                                     POTOMAC EDISON POWER COMPANY



                                     Terence A. Burke



                                     ALLEGHENY ENERGY SUPPLY COMPANY



                                     Terence A. Burke



                                     ALLEGHENY ENERGY SERVICE COMPANY



                                     Terence A. Burke



Dated: July 28, 2000

D-2A   Settlement Order of Maryland PSC

                                 ORDER NO. 75851
                                 ---------------


IN THE MATTER OF THE POTOMAC          *                   BEFORE THE
EDISON COMPANY'S PROPOSED:                      PUBLIC SERVICE COMMISSION
(A) STRANDED COST QUANTIFICA-         *               OF MARYLAND
TION MECHANISM; (B) PRICE                            _______________
PROTECTION MECHANISM;                 *
AND (C) UNBUNDLED RATES.                              CASE NO. 8797
___________________________           *              _______________



         On July 1, 1998, The Potomac Edison Company ("PE" or "Company") filed for approval of certain transition costs and pricing mechanisms as the Company prepares to enter a competitive electric marketplace. This filing was in response to Public Service Commission ("Commission") Order No. 73834 that directed the four investor-owner electric companies in the State to submit their restructuring plans. The Company filed supplemental direct testimony on December 28, 1998. The parties filed direct testimony in January, 1999 and rebuttal testimony in March, 1999.

         On April  16,  1999,  the  Commission  Staff  ("Staff")  filed a letter requesting that the procedural  schedule be suspended  because a majority of the active  parties  had reached a consensus  for  resolution  of the issues in this case. The  Commission  granted  Staff's  request by letter order dated April 16,

1999 to permit the  parties  time to resolve  the  details  and  memorialize  an agreement. On July 9, 1999, the Commission directed the parties to file either a written final settlement agreement or supplemental testimony by August 20, 1999.

Several subsequent extensions of time were requested by the parties and granted.

         On September 23, 1999, a consensus  Settlement Agreement was filed with the Commission.  The Settling  Parties include PE, Staff, the Maryland Office of

People's Counsel ("OPC"), the Maryland Energy Administration and the Power Plant

Research Program of the Maryland Department of Natural Resources ("MEA/DNR"), the Maryland Retailers Association ("MRA"), the U.S. Department of Defense and

other  Federal  Executive  Agencies  ("DOD"),   the  Mid-Atlantic  Power  Supply

Association ("MAPSA"),  Enron Energy Services,  Inc. and Statoil Energy, Inc. On

October  4,  1999,  PE filed  unbundled  rates  as  required  by the  Settlement

Agreement.1 On October 5, 1999,  Staff, OPC and PE filed testimony in support of the  Settlement.  On the same day,  MEA/DNR,  MAPSA and MRA  filed  comments  in support  of the  Settlement.  Eastalco  filed a letter  noting  that it  neither supports nor opposes the Settlement.  An evidentiary hearing was held on October

14, 1999. An evening public hearing was held in Hagerstown,  Maryland on October

18, 1999.

         The Commission has thoroughly  analyzed the  Settlement,  the record in

this  proceeding  and  the  recently  enacted   Electric   Customer  Choice  and

Competition Act of 1999 ("1999 Act").  The Commission  finds that the Settlement provides for a sensible  transition to a competitive  electric generation market with  appropriate  customer  safeguards,  represents a reasonable  accommodation among  parties  with adverse  interests,  and overall is equally  protective  of ratepayers.  The Commission  concludes  that the Settlement is not  inconsistent with its  policies and the 1999 Act and  comports  with the outcomes  envisioned therein. Therefore, the Commission finds that the Settlement Agreement is in the public interest and hereby approves the Settlement. A supplemental order setting forth the  Commission's  specific  findings  and  reasoning  for  approving  the

Settlement will be issued shortly.

         The  Commission  stresses  that it is the  existence of a unique set of circumstances  which leads the Commission to take this unusual step of issuing a


--------
1 "Unbundled rates" mean the specific rates for various electric services that formerly were "bundled" together into one rate. Examples of the services whose rates formerly were bundled but now will be unbundled, and shown separately on customers' bills, include rates for electric generation, transmission and distribution services.

bifurcated  order.  First  and  foremost,   the  Settlement  presented  in  this

proceeding  is a  consensus  Settlement.  No party  objects to the  Commission's

approval  of  this  Settlement.   While  the  Commission  will  analyze  certain

provisions of the Settlement in detail in the supplemental  order, that analysis will not  contradict  the  uncontested  Settlement  provisions  proposed  by the parties, nor the conclusions reached herein.

         Second,  because under the  Settlement  customer  choice begins July 1,

2000, time is of the essence.  The Settlement at issue here was the last of four settlements  filed with the Commission.  Under the terms of the Settlement,  all customers will have customer choice beginning July 1, 2000, except for customers

with  certain  individual  contracts.   The  Settlement  further  provides  that

competitive billing will also begin on July 1, 2000. The Commission's  immediate approval  of the  Settlement  will  facilitate  the  parties'  ability  to begin offering choice and competitive billing on that date. In addition, there remains a variety of actions which must be accomplished  including  consumer  education,

and issues of technical implementation and preparation by competitive suppliers,

to enable  those  suppliers to offer  supply and billing  options to  consumers.

Thus, prompt action on the Settlement is necessary in order for the customers in

PE's service territory to fully benefit from the availability of customer choice on July 1, 2000.

         The fact that no party protests the approval of this  Settlement,  that the  Company  and other  parties  must have  sufficient  time to prepare for the advent of  customer  choice  and  competitive  billing  and that the  Commission determines the Settlement to be in the public interest, allows the Commission to approve the Settlement, using this expedited, bifurcated process.

         IT IS,  THEREFORE,  this  23rd day of  December  in the  year  Nineteen

Hundred and Ninety-nine, by the Public Service Commission of Maryland,

         ORDERED:  The Settlement  Agreement filed on September 23, 1999 and the unbundled rates filed on October 4, 1999 are hereby approved.


                                                    /s/ Glenn F. Ivey
                                             -------------------------------

                                                   /s/ Claude M. Ligon
                                             -------------------------------

                                                  /s/ Susanne Brogan
                                             -------------------------------

                                                 /s/ Catherine I. Riley
                                             -------------------------------

                                                /s/ J. Joseph Curran III
                                             -------------------------------
                                                       Commissioners